Exhibit 4.1

HERITAGE INSURANCE HOLDINGS, INC.,

as Issuer

AND

THE BANK OF NEW YORK MELLON,

as Trustee

SUPPLEMENTAL INDENTURE NO. 1

DATED AS OF AUGUST 16, 2017

SENIOR SECURED NOTES DUE 2023

Supplemental Indenture

THIS SUPPLEMENTAL INDENTURE NO. 1 (this “Supplemental Indenture”) is made effective as of the 16th day of August 2017, by and between Heritage Insurance Holdings, Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon, a New York banking corporation, as trustee (together with its successors and assigns, in such capacity, the “Trustee”). Capitalized terms used but not defined herein shall have the meanings set forth in Indenture (as defined below).

W I T N E S S E T H:

WHEREAS, the Company has previously entered into an Indenture, dated as of December 15, 2016 (the “Indenture”), with the Trustee, The Bank of New York Mellon, London Branch, as Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Registrar, pursuant to which the Company issued $79,500,000 initial principal amount of Senior Secured Notes due 2023 (the “Notes”);

WHEREAS, pursuant to Section 9.2 of the Indenture, the Company desires to amend certain provisions of the Indenture and has obtained the consent of the Holders representing a majority in principal amount of the Notes currently outstanding; and

WHEREAS, in accordance with the terms of the Indenture, the Company has executed and delivered this Supplemental Indenture to the Trustee.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Section 1.         Amendments.     As permitted by Section 9.2 of the Indenture:

(a) Section 1.1 of the Indenture is hereby amended by:

(i) replacing the definition of “Consolidated Interest Expense” in its entirety with the following:

“Consolidated Interest Expense” means, for any period, the interest expense of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, (a) plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Subsidiaries, without duplication (i) interest expense attributable to Capital Lease Obligations; (ii) amortization of debt discount and debt issuance costs; (iii) capitalized interest; (iv) non-cash interest expense; (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing; (vi) net payments pursuant to Interest Rate Agreements; (vii) dividends accrued in respect of all Disqualified Stock held by Persons other than the Company or a wholly owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company); and (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is

Guaranteed by (or secured by the assets of) the Company or any Subsidiary, and (b) minus, to the extent incurred in connection with the 2017 Convertible Notes, amounts that would otherwise be included pursuant to the preceding clauses (a)(ii), (a)(iii), (a)(iv) and (a)(v).”;

(ii) replacing the definition of “Indebtedness” in its entirety with the following:

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto, except to the extent such reimbursement obligation relates to a Trade Payable or similar obligation to a trade creditor in each case incurred in the ordinary course of business) other than obligations with respect to letters of credit, bankers’ acceptances or similar instruments securing obligations (other than obligations described in clauses (1) and (2) above and clause (5) below) entered into in the ordinary course of business of such Person to the extent such letters of credit, bankers’ acceptances or similar instruments are not drawn upon or, to the extent drawn upon, such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, bankers’ acceptance or similar instrument;

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a Trade Payable, accrued liability or similar obligation to a trade creditor, in each case accrued in the ordinary course of business, and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; provided, however, that the term Indebtedness shall not include any amounts attributable to the Kingsway Holdback Amount (as that terms is defined in that certain Stock Purchase Agreement dated as of September 29, 2015 by and among the Company, Zephyr Acquisition Company and certain other parties thereto as filed with the SEC on a on a Current report on Form 8-K on October 2, 2015);

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of all Indebtedness of the type described in (1) to (6) above of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such indebtedness of such other Persons; and

(8) the principal component of Indebtedness of the type described in (1) to (7) above of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor).

In no event shall the term “Indebtedness” include (i) any indebtedness under any overdraft or cash management facilities so long as any such indebtedness is repaid in full no later than five Business Days following the date on which it was incurred or in the case of such indebtedness in respect of credit or purchase cards, within 60 days of its incurrence, (ii) obligations in respect of performance, appeal or other surety bonds or completion guarantees incurred in the ordinary course of business, (iii) except as provided in clause (5) above, any obligations in respect of a lease properly classified as an operating lease in accordance with GAAP, (iv) any liability for federal, state, local or other taxes not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP, (v) any Obligations to any residual market funds, guaranteed assessment funds, Fair Access to Insurance Requirements (FAIR) plans or similar government-mandated programs applicable to the Company or its Subsidiaries, including without limitation Obligations to the Florida State Board of Administration in connection with the Florida Hurricane Catastrophe Fund, (vi) any customer deposits or advance payments received in the ordinary course of business and (vii) indebtedness owed by the Company to any Subsidiary or by any Subsidiary to the Company or any other Subsidiary.

The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that (x) contingent obligations arising in the ordinary course of business and not with respect to borrowed money of such Person or other Persons, (y) the obligations of any Person under Reinsurance Agreements and (z) if the Spruance Acquisition is consummated, any accrued pension liability under the Pawtucket Mutual Insurance Company Defined Benefit Pension Plan and Trust shall not be deemed to constitute Indebtedness. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.”;

(iii) replacing the definition of “Quarterly Scheduled Principal Amount” in its entirety with the following:

“Quarterly Scheduled Principal Amount” means, (i) with respect to any Quarterly Payment Date before December 15, 2018, zero and (ii) for any Quarterly Payment Date on or after December 15, 2018, an amount equal to the lesser of the Outstanding Principal Amount as of such date and $1,987,500.”; and

(iv) adding the following definitions:

“2017 Convertible Notes” means the 5.875% Convertible Senior Notes due 2037 to be issued on or about August 16, 2017 in the aggregate principal amount of up to $143,750,000, and the related guarantee thereof by Heritage MGA, LLC, a Subsidiary of the Company.”

“Permitted Payments” means scheduled cash payments by the Company on the 2017 Convertible Notes, cash payments made upon conversion of the 2017 Convertible Notes, and cash payments made upon election of the holders of the 2017 Convertible Notes, including upon a Fundamental Change (as that term is defined in the 2017 Convertible Notes).”

“Spruance Acquisition” means the Company’s acquisition of all of the issued and outstanding shares of capital stock of NBIC Holdings, Inc. pursuant to the Agreement and Plan of Merger by and among the Company, Gator Acquisition Merger Sub, Inc. and NBIC Holdings, Inc. dated as of August 8, 2017.”;

(b) Section 3.2(c)(1) of the Indenture is hereby amended and replaced in its entirety with the following:

“(1) unaudited monthly consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied (other than the requirements under GAAP to make normal year-end adjustments or to provide footnote disclosure relating to the financial statements) within 45 days following the end of each month other than January, and 60 days following the end of January, beginning with the monthly period ended December 31, 2016;”;

(c) Section 3.3(a) of the Indenture is hereby amended and replaced in its entirety with the following:

“(a) Except as set forth in the proviso hereto, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) without first (i) providing written notification of the pricing and terms of such Indebtedness to the Holders of the Notes no less than 30 days in advance of the planned date that such Indebtedness is proposed to be Incurred and (ii) receiving from the Holders of the Notes, acting through the Trustee or otherwise, written approval from the Holders of a majority of the Outstanding Principal Amount of the Notes that they consent to such Indebtedness being Incurred; provided, that the Company and its Subsidiaries shall be entitled to Incur Indebtedness without complying with (i) and (ii) above if, on the date of such Incurrence, and after giving effect thereto on a pro forma basis, (x) no Default has occurred and is continuing (or would result therefrom), including pro forma compliance with the ratios set forth in Section 3.10 and (y) the Company’s Consolidated Net Leverage Ratio would be (i) less than or equal to 100% excluding the Indebtedness Incurred under the 2017 Convertible Notes and (ii) (A) for the period from the date hereof through and including December 31, 2018, less than or equal to 225% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes, and (B) for periods after December 31, 2018, less than or equal to 200% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes. In no event shall any Indebtedness Incurred by the Company or its Subsidiaries which is subject to this Section 3.3 (including any Subordinated Indebtedness) have a Stated Maturity that is prior to the Maturity Date of the Notes.”;

(d) Section 3.4(b) of the Indenture are hereby amended and replaced in its entirety with the following:

“(b) make any payment or other distribution on any other securities of the Company or any of its Subsidiaries that rank junior to or pari passu with the Notes, including on any Indebtedness of the Company or any of its Subsidiaries other than Permitted Payments on the 2017 Convertible Notes (all such payments and other actions under (a) and (b), a “Restricted Payment”), unless, at the time of, and after giving effect to such Restricted Payment on a pro forma basis,

(1) no Default shall have occurred and be continuing (or would result therefrom);

(2) the Company’s Debt to Total Capitalization Ratio would be (i) less than 25% excluding the Indebtedness Incurred under the 2017 Convertible Notes and (ii) less than 45% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes; and

(3) the Debt Service Coverage Ratio would be greater than 150%;”;

(e) The introductory paragraph of Section 3.8 of the Indenture is hereby amended and replaced in its entirety with the following:

“For so long as the Notes are outstanding, each Insurance Subsidiary (other than Pawtucket Insurance Company if the Spruance Acquisition is consummated) shall purchase and maintain excess of loss catastrophe reinsurance from reinsurers with a minimum financial strength rating of “A-” by A.M. Best Company or a minimum credit rating of “A-” by Standard and Poor’s, unless such reinsurance liabilities have been fully collateralized by such reinsurers, including by any bonds issued by any special purpose Subsidiary of the Company or of any Subsidiary of the Company. Additionally, each Insurance Subsidiary (other than Pawtucket Insurance Company if the Spruance Acquisition is consummated) shall maintain reinsurance coverage that satisfies each of the following:”;

(f) Section 3.10(a) of the Indenture is hereby amended and replaced in its entirety with the following:

“Section 3.10 Maintenance of Ratios.

(a)         For each fiscal quarter and fiscal year while the Notes are outstanding, beginning with the fiscal quarter ended March 31, 2017 and fiscal year ended December 31, 2017, the Company shall not have a Debt to Total Capitalization Ratio (i) greater than 25% excluding the Indebtedness Incurred under the 2017 Convertible Notes and (ii) greater than 45% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes;

(g) Section 3.13 of the Indenture is hereby amended and replaced in its entirety with the following:

“Section 3.13 Mortgage Eligibility. The Company shall cause each of its Insurance Subsidiaries (other than Pawtucket Insurance Company if the Spruance Acquisition is consummated) to maintain such Insurance Subsidiary’s eligibility to insure properties that are secured by mortgages that are eligible to be traded in secondary trading markets maintained by the Federal Loan Mortgage Corporation or the Federal National Mortgage Association.”;

(h) Section 3.19 of the Indenture is hereby amended and replaced in its entirety with the following:

“Section 3.19 Maintenance of Demotech Rating. The Company shall not permit any Insurance Subsidiary (other than Pawtucket Insurance Company if the Spruance Acquisition is consummated) to fail to maintain a rating of “A” or better by Demotech.”; and

(i) Section 5.9 of the Indenture is hereby amended and replaced in its entirety with the following:

“Section 5.9 Mandatory Excess Cash Flow Amortization. If at any given time, (i) the Company’s Consolidated Net Leverage Ratio for two consecutive months exceeds (A) 125% excluding the Incurrence of Indebtedness under the 2017 Convertible Notes and (B) (1) for the period from the date hereof through and including December 31, 2018, 250% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes, and (2) for periods after December 31, 2018, 225% after giving effect to the Indebtedness Incurred under the 2017 Convertible Notes or (ii) if any Insurance Subsidiary (other than Pawtucket Insurance Company if the Spruance Acquisition is consummated) receives an order from the FOIR or other Department preventing such Insurance Subsidiary from soliciting or writing any new or renewal coverages and such order remains in effect for six consecutive months (each, an “Excess Cash Flow Amortization Event”), then, for so long as the Excess Cash Flow Amortization Event continues, the Company shall be required to repay, quarterly on each Quarterly Payment Date following such Excess Cash Flow Amortization Event, principal on the Notes in an amount equal to 12.5% of the Excess Cash Flow calculated for the four fiscal quarter period ending immediately prior to the fiscal quarter in which such Quarterly Payment Date occurs (each such amount, an “Additional Amortization Amount”). The Company shall promptly notify the Trustee in writing of any such Excess Cash Flow Amortization Event.”

Section 2.         Rights of Holders Modified.     For the avoidance of doubt, the rights of the Holders of the Notes are modified by this Supplemental Indenture, the provisions of which shall be controlling in the event of any conflict between such provisions and any provisions set forth in the Notes.

Section 3.         Ratification and Incorporation of Indenture.     The Indenture, supplemented and amended as hereinabove set forth, is in all respects ratified and confirmed, and the terms and conditions thereof, supplemented and amended as hereinabove set forth, shall be and remain in full force and effect. The Trustee is not responsible for the validity or sufficiency of this Supplemental Indenture or for the recitals contained herein.

Section 4.         Governing Law.     THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (EXCEPT SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW TO THE EXTENT THAT IT MANDATES THAT THE LAW OF THE STATE OF NEW YORK GOVERN).

Section 5.         Counterparts.     This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company and the Trustee have caused this Supplemental Indenture to be duly executed by their respective officers, thereunto duly authorized, all as of the day and year first above written.

HERITAGE INSURANCE HOLDINGS, INC.

By:	/s/ Bruce Lucas

Name:	Bruce Lucas
Title:	Chief Executive Officer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Stacey B. Poindexter

Name:	Stacey B. Poindexter
Title:	Vice President

Signature Page to Supplemental Indenture No. 1